Exhibit 99.(d)(4)(d)

Execution Version

HC Capital Trust Intermediate Term Municipal Bond Portfolio

Amendment No. 3 to the Portfolio Management Agreement

Amendment, made as of January 14, 2026, to the Portfolio Management Agreement dated February 11, 2009 (the “Agreement”) between the HC Capital Trust (formerly known as “The Hirtle Callaghan Trust”), an investment company registered under the Investment Company Act of 1940 as an open-end, series, management investment company, and Insight North America LLC (formerly known as “Standish Mellon Asset Management Company, LLC”), a limited liability company organized under the laws of the State of Delaware (“Specialist Manager”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Specialist Manager provides day-to-day portfolio management services to a portion of the HC Capital Trust Intermediate Term Municipal Bond Portfolio (“Portfolio”), a separate series of the Trust, pursuant to the Agreement; and

WHEREAS, the Trust and the Specialist Manager have agreed to amend the Agreement in a manner that will modify the fees payable to the Specialist Manager, as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that, effective January 1, 2026, Section 4 of the Agreement will be replaced in its entirety by the following:

4.            (a) Except for expenses specifically assumed or agreed to be paid by the Specialist Manager under this Agreement, the Specialist Manager shall not be liable for any expenses of any Subject Account, including, without limitation; (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Subject Account; and (iii) custodian fees and expenses.

(b) For its services under this Agreement, the Portfolio shall pay to the Specialist Manager a fee that shall be calculated daily and payable quarterly based on Average Quarterly Net Assets of the Combined Assets at the following annual rates.

0.15% on assets up to $500 million;

0.10% on the next $500 million in assets; and

0.08% on assets in excess of $1 billion.

(c) For purposes of this Agreement:

(i)	“Combined Assets” shall mean the sum of (i) the net assets of the Account; and (ii) the net assets of each of those separately managed accounts advised by Hirtle Callaghan & Co. LLC for which Specialist Manager provides day-to-day portfolio management services (the “Other Hirtle Accounts”).

(ii)	“Average Quarterly Net Assets” shall mean the average of the average daily net asset values of the Account and/or the average of the net asset values of the Other Hirtle Accounts, as the case may be, as of the last business day of each of the three months in the calendar quarter. It is understood that the average daily net asset value of the Account shall be

Execution Version

calculated in accordance with the policies of the Trust as set forth in the Trust’s prospectus as it may be amended from time to time and that the net asset value of the Other Accounts shall be calculated by the Specialist Manager, unless otherwise expressly agreed in writing, and that income accruals and receivables shall be included in making such calculation.

(iii)	The fee payable to Specialist Manager by the Portfolio shall be paid and billed in arrears based on the Average Quarterly Net Assets of the Combined Assets during the preceding calendar quarter. The fee payable shall be calculated by applying the annual rate, as set forth in the fee schedule above, to the Average Quarterly Net Assets of the Combined Assets, and dividing by four; and multiplying by a factor that is equal to the proportion that the Quarterly Average Net Assets of the Account bears to the Combined Assets.

(iv)	For a calendar quarter in which this Agreement becomes effective or terminates, the portion of the Specialist Manager’s fee due hereunder with respect to the Account shall be prorated on the basis of the number of days that the Agreement is in effect during the calendar quarter.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute an original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized representatives as of the date first above written.

HC Capital Trust

/s/ Colette Bergman

By: Colette Bergman

Title: VP & Treasurer

INSIGHT NORTH AMERICA LLC

/s/ Jenna Maguire

By: Jenna Maguire

Title: Head of Client Servies, NA

/s/ Ciaran Carr

By: Ciaran Carr

Title: Head of Client Solutions